UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                    FORM 15

            CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
          UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
            OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
               AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                    Commission File Number 0-2129

                            The Raymond Corporation

            (Exact name of registrant as specified in its charter)

           South Canal Street, Greene, New York  13778  212-656-2311

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, par value $0.01 per share

           (Title of each class of securities covered by this Form)



        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       /X/              Rule 12h-3(b)(1)(i)       / /
Rule 12g-4(a)(1)(ii)      / /              Rule 12h-3(b)(1)(ii)      / /
Rule 12g-4(a)(2)(i)       / /              Rule 12h-3(b)(2)(i)       / /
Rule 12g-4(a)(2)(ii)      / /              Rule 12h-3(b)(2)(ii)      / /
                                           Rule 15d-6                / /

     Approximate number of holders of record as of the certification or notice
date:   1


     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 8/5/97             By:/s/Paul J. Sternberg